UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended: December 31, 2010
or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number 1-9114
A. Full title of the plan and address of the plan, if different from that of the issuer named below:
Mylan Profit Sharing 401(K) Plan
B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:
Mylan Inc.
1500 Corporate Drive, Canonsburg, Pennsylvania 15317
REQUIRED INFORMATION
     The following financial statements shall be furnished for the plan:
     1. In lieu of the requirements of Items 1-3, audited financial statements and schedules have been prepared in accordance with the requirements of ERISA for the Plan’s fiscal years ended December 31, 2010 and 2009.
     Exhibits:
23. Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm.

MYLAN PROFIT SHARING 401(K) PLAN
INDEX TO FORM 11-K
DECEMBER 31, 2010 AND 2009

Page
Report of Independent Registered Public Accounting Firm	3
Financial Statements:
Statements of Net Assets Available for Benefits as of December 31, 2010 and 2009	4
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2010	5
Notes to Financial Statements	6
Supplemental Schedule at December 31, 2010:
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)	13
Signatures	14
Consent of Independent Registered Public Accounting Firm
EX-23.1
All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Participants of the Mylan Profit Sharing 401(k) Plan:
We have audited the accompanying statements of net assets available for benefits of the Mylan Profit Sharing 401(k) Plan (the “Plan”) as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the year ended December 31, 2010. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the year ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2010 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2010 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.
/s/ Deloitte & Touche LLP
Pittsburgh, Pennsylvania
June 17, 2011

MYLAN PROFIT SHARING 401(K) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2010 AND 2009

	December 31,	December 31,
	2010	2009
Assets

Investments — At fair value	$296,101,321	$242,865,038

Receivables
Employer contributions	17,609,246	18,076,543
Employee contributions	323,560	216,588
Notes receivable from participants	7,162,181	5,676,852

Total receivables	25,094,987	23,969,983

Net assets available for benefits	$321,196,308	$266,835,021

See Notes to Financial Statements

MYLAN PROFIT SHARING 401(K) PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2010

Additions
Investment Income:
Net realized and unrealized appreciation in fair value of investments	$28,508,688
Dividend income	5,183,153
Other	74

Total Investment Income:	33,691,915

Interest income on notes receivable from participants	285,809

Contributions:
Employer contributions	27,210,848
Employee contributions	19,201,247

Total contributions	46,412,095

Total additions	80,389,819

Deductions
Administrative expenses	139,167
Benefits paid to participants	25,889,365

Total deductions	26,028,532

Net increase	54,361,287

Net assets available for benefits
Beginning of year	266,835,021

End of year	$321,196,308

See Notes to Financial Statements

MYLAN PROFIT SHARING 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2010 AND 2009 AND FOR THE YEAR ENDED DECEMBER 31, 2010
1. DESCRIPTION OF THE PLAN
General — The Mylan Profit Sharing 401(k) Plan (the “Plan”) is a defined contribution plan covering all regular, non-bargaining unit employees of Mylan Inc. (the “Company”) and any “affiliated employer” (i.e., any corporation which is a member of a controlled group of corporations (as defined in Section 414(b) of the Internal Revenue Code of 1986, as amended (the “Code”)) who meet the eligibility requirements of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The following description of the Plan provides only general information. For a complete description of the provisions of the Plan, please refer to the Plan document.
Contributions — Eligible employees of the Company are automatically enrolled in the Plan on the next scheduled payroll date following 30 days from their date of hire, unless the participant affirmatively elects to opt out of the Plan. Unless the participant elects otherwise, after 30 days from the date of hire the Company will automatically begin deducting 4% of compensation from employee pay on a pre-tax basis for contribution to the Plan.
Each year, participants may contribute up to 50% of pre-tax annual compensation into the Plan. In addition, participants may contribute up to 10% of after-tax annual compensation in the plan. Participant’s pre-tax and after-tax annual contributions cannot exceed the lesser of 60% of eligible annual compensation or the Internal Revenue Service (“IRS”) maximum for 2010 of $16,500. Participants who are age 50 or older by the end of the Plan year are eligible to contribute an additional pre-tax catch-up contribution, up to the IRS maximum of $5,500 for 2010. All contributions to the Plan are directed by the participants to specific assets, specific funds or other investments permitted under the Plan. If participants do not make an investment selection at enrollment, contributions will be directed to the JP Morgan Smart Retirement Fund that most closely corresponds to the participant’s age and a projected retirement date based on retirement at age 65. Beginning in January 2008, the Company’s common stock, which had been an investment option, was frozen for any new contributions or transfers from the other existing investment options. During the 2010 Plan year, the Plan offered 18 mutual funds and 4 common/collective trusts as investment options for participants.
The Company contributes a matching contribution equal to 100% of the participant’s salary deferral contribution, up to a maximum of 4% of the participant’s annual eligible compensation. In addition, the Company may contribute, at its sole discretion, an additional amount (“Discretionary Contribution”) to the Plan each fiscal year, to be allocated among the participants based on a uniform percentage of each participant’s annual compensation for that year. Total employer and employee contributions to all of an employer’s plans are subject to an IRS overall annual limitation of the lesser of 100% of the employee’s annual compensation or $49,000 for 2010.
Trustee and Recordkeeper —Bank of America (the “Trustee”) is the trustee, recordkeeper and custodian of the Plan.
Participant Accounts — Each participant’s account is funded with the participant’s contribution and allocations of the Company’s contributions and Plan earnings or losses. Allocations are based on participant account balances or compensation, as defined by the Plan. The participant is entitled to the vested portion of his or her account.
Vesting — Participants are vested immediately in their contributions and Company matching contributions plus actual earnings. Vesting in the Company’s Discretionary Contribution is based on years of continuous service. Any Discretionary Contributions given by the Company to participants new to the Plan in 2009 or after will vest 100% after three years of credited service. Any Discretionary Contributions given by the Company to individuals participating in the plan prior to January 1, 2009 will be 20% vested after two years of continuous service and 100% vested after three years of continuous service.
Additionally, all participants become fully vested at age 65.
Loans to Participants —Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000, or 50% of their account balance, whichever is lower. Loan transactions are treated as transfers between the investment fund and the loan fund. The maximum term of a loan is 15 years for primary residence loans and five years for other hardship loans. The loans are secured by the balance in the participant’s account and bear interest at a rate equal to the prime rate plus 1%, as established by the Trustee. Principal and interest are paid ratably through bi-weekly payroll deductions.

Payment of Benefits — Upon termination of service, a participant or beneficiary may elect to receive a lump-sum amount equal to the value of the participant’s vested interest in his or her account or choose to leave their balance in the account for withdrawal at a later point in time. Benefits are recorded by the Plan when paid. The Plan’s minimum automatic distribution of a terminated participant’s account is $1,000.
Forfeitures — Company Discretionary Contributions that are not vested upon termination of employment are forfeited and may be used to reduce the Company’s contribution for the year in which such forfeiture occurs. For the years ended December 31, 2010 and 2009, forfeitures totaling $7,767 and $183,838 were used to off-set current year employer contributions.
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Presentation — The financial statements of the Plan have been prepared on the accrual basis of accounting and in conformity with accounting principles generally accepted in the United States of America.
Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan Sponsor to make estimates and assumptions that could affect the reported amounts of assets and liabilities and changes therein. Actual results could differ from those estimates.
Notes receivable from participants — Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.
Risks and Uncertainties — The Plan utilizes various investment instruments. Investment securities, in general, are subject to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant account balances and the amounts reported in the financial statements.
Investment Valuation and Income Recognition — The Plan investments are stated at fair value. Shares of mutual funds and common stock are valued at quoted closing market prices, which, for mutual funds, represent the Net Asset Value (“NAV”) of shares held by the Plan at the end of the fiscal year. Common/collective trust funds are stated at fair value, which approximates cost plus accumulated interest earnings less distributions to date.
Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.
Administrative Expenses — All mutual funds incur expenses that reduce earnings in the fund and are reflected in the daily NAV. The amount of these expenses, stated as a percentage of assets, is called an expense ratio. The NAVs for the mutual funds are listed publicly, and the same NAV applies whether the mutual fund is purchased on the open market or through the Plan. Expense ratios charged by mutual funds cover costs relating to investing, such as the mutual fund managers’ asset management fees and costs related to administration of the fund. Examples of administrative costs include issuing quarterly statements, operating a service center and having toll-free numbers available for the participants. Expenses incurred by the mutual funds are netted against earnings of the respective funds in the Statement of Changes in Net Assets Available for Benefits.
Other administrative expenses, including trustee, legal, auditing and other fees, are paid by the Company.
Evaluation of Tax Position — Accounting principals generally accepted in the United States of America (“GAAP”) require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. As the Plan is tax-exempt, the Plan administrator has concluded that as of December 31, 2010, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2007.
Adoption of New Accounting Pronouncement — In January 2010, new accounting guidance on fair value measurements was issued which requires (i) an entity to disclose separately the amounts of significant transfers in and out of Level 1 and 2 fair value measurements and describe the reasons for such transfers and (ii) separate presentation of purchases, sales, issuances and settlements for Level 3 fair value measurements. The new accounting guidance also clarifies the disclosure requirements about the imputs and valuation techniques for Level 2 or Level 3 fair value measurements. The adoption of the new accounting guidance did not have a material effect on the Plan’s financial statements.

In September 2010, new accounting guidance was issued which requires participant loans to be measured at their unpaid principal balance plus any accrued but unpaid interest and to be classified as notes receivable from participants in the financial statements. The adoption of such guidance did not affect the amount of participant loans receivable, but did result in the reclassification of such loans from Investments — at fair value to Notes receivable from participants on the accompanying Statements of Net Assets Available for Benefits.
Recent Accounting Pronouncements—In May 2011, new accounting guidance on fair value measurements was issued which requires updates to the fair value measurement disclosure to conform U.S. GAAP and International Financial Reporting Standards, effective for interim and annual periods beginning after December 15, 2011. The adoption of the new guidance will not affect the Plan’s financial statements.
3. INVESTMENTS (FAIR VALUE MEASUREMENTS)
Fair value is based on the price that would be received from the sale of an identical asset or paid to transfer an identical liability in an orderly transaction between market participants at the measurement date. In order to increase consistency and comparability in fair value measurements, a fair value hierarchy has been established that prioritizes observable and unobservable inputs used to measure fair value into three broad levels, which are described below:
Level 1: Quoted prices (unadjusted) in active markets that are accessible at the measurement date for assets or liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.
Level 2: Observable market-based inputs other than quoted prices in active markets for identical assets or liabilities.
Level 3: Unobservable inputs are used when little or no market data is available. The fair value hierarchy gives the lowest priority to Level 3 inputs.
In determining fair value, the Plan utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible, as well as considers counterparty credit risk in its assessment of fair value.
Financial assets carried at fair value are classified in the table below in one of the three categories described above:

	December 31, 2010
	Level 1	Level 2	Total
Mutual Funds:
Growth	$78,592,258	$—	$78,592,258
Value	47,369,295	—	47,369,295
Balanced	23,977,715	—	23,977,715
Fixed Income	32,375,168	—	32,375,168

Total Mutual Funds	182,314,436	—	182,314,436

Common Stock	24,606,287	—	24,606,287

Common/Collective Trust
Short-Term Bond Fund	—	57,735,570	57,735,570
Index	—	31,115,887	31,115,887

Total Common/Collective Trust	—	88,851,457	88,851,457

Total Assets at Fair Value	$206,920,723	$88,851,457	$295,772,180

	December 31, 2009
	Level 1	Level 2	Total
Mutual Funds:
Growth	$60,629,273	$—	$60,629,273
Value	37,467,581	—	37,467,581
Balanced	15,154,660	—	15,154,660
Fixed Income	27,932,144	—	27,932,144

Total Mutual Funds	141,183,658	—	141,183,658

Common Stock	23,955,294	—	23,955,294

Common/Collective Trust:
Stable Value	—	55,522,550	55,522,550
Index	—	22,111,007	22,111,007

Total Common/Collective Trust	—	77,633,557	77,633,557

Total Assets at Fair Value	$165,138,952	$77,633,557	$242,772,509

At December 31, 2010 and 2009, there were no liabilities held by the Plan and none of the Plan’s financial assets measured at fair value on a recurring basis are valued using level 3 inputs. Below is a summary of valuation techniques for Level 1 financial assets:
•	Mutual funds — valued at the net asset value of the shares held by the Plan at year-end. The net asset value is a quoted price in an active market.
•	Company’s common stock — valued at the closing price reported on the active market on which the individual securities are traded.
Below is a summary of valuation techniques for Level 2 financial assets:
•	Common/collective trust funds — stated at fair value based on the fair market value of the underlying investments. The Plan invests in the following four collective funds: the Merrill Lynch Mid Cap Index Trust Tier II; the Merrill Lynch Equity Index Trust Tier 10; the Merrill Lynch International Index Trust Tier II; and the Merrill Lynch Retirement Preservation Trust. These funds invest in a diversified pool of high quality bonds and other short-term investments, together with book value contracts and traditional insurance contracts, of varying maturity, size and yield.
On October 6, 2010, the Trustee approved a Resolution to terminate the Merrill Lynch Retirement Preservation Trust (the “Retirement Preservation Trust”) and commenced liquidation of its assets, changing the Retirement Preservation Trust from a stable value fund to a short-term bond fund. For the period from January 1, 2010 through October 6, 2010, investments held by the Retirement Preservation Trust were reported at contract value. However, contract value is the relevant measurement attribute for that portion of the net assets of a collective investment fund attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the underlying defined-contribution plans. Prior to October 6, 2010, the Retirement Preservation Trust invested primarily in a broadly diversified portfolio of Guaranteed Investment Contracts and in wrapped portfolios of high-quality money-market securities. The most significant change after October 6, 2010 was the elimination of the Trust’s wrap contracts and the change from contract value to fair value accounting. The Retirement Preservation Trust is a collective trust that seeks to maintain a $1 net asset value per share, although achievement of that objective cannot be assured.
The average yield earned by the Plan on its investment in the stable value fund for the year ended December 31, 2010 was 1.89% based on annualized earnings.

The following presents investments that represent 5% or more of the Plan’s net assets available for benefits at December 31:

	2010	2009
Merrill Lynch Retirement Preservation Trust	$57,735,570	$55,522,550
MFS Institutional International Equity Fund	35,508,168	29,002,945
PIMCO Total Return Fund	29,219,048	25,528,891
Mylan Inc. — Common Stock	24,606,287	23,955,294
Eaton Vance Large Cap Value Fund	25,670,082	20,997,506
Alliancebernstein Small Cap Growth Fund	28,291,502	19,034,574
Merrill Lynch Equity Index Trust Tier 10	22,709,922	17,341,927
Columbia Small Cap Value Fund I	21,699,213	16,470,075
During 2010, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

Common / Collective Trust	$3,941,443
Mutual Funds	18,950,400
Common Stock	3,127,662

Net unrealized appreciation in fair value	$26,019,505

4. NET ASSET VALUE (NAV) PER SHARE
Accounting guidance requires disclosures to include the category, fair value, redemption frequency, and redemption notice period for those assets whose fair value is estimated using the NAV per share.
The following tables set forth a summary of the Plan’s investments with a reported NAV:

	Fair Value Estimated Using Net Asset Value per Share
	December 31, 2010
			Redemption
		Redemption	Notice
Investment	Fair Value *	Frequency	Period
Merrill Lynch Equity Index Trust Tier 10 (i)	$22,709,922	Immediate	None
Merrill Lynch International Index Trust Tier II (ii)	2,884,139	Immediate	None
Merrill Lynch Mid Cap Index Trust Tier II (iii)	5,521,827	Immediate	None
Merrill Lynch Retirement Preservation Trust (iv)	57,735,570	Immediate	None

Total	$88,851,458

	Fair Value Estimated Using Net Asset Value per Share
	December 31, 2009
			Redemption
		Redemption	Notice
Investment	Fair Value *	Frequency	Period
Merrill Lynch Equity Index Trust Tier 10 (i)	$17,341,927	Immediate	None
Merrill Lynch International Index Trust Tier II (ii)	2,796,097	Immediate	None
Merrill Lynch Mid Cap Index Trust Tier II (iii)	1,972,983	Immediate	None

Total	$22,111,007

*	The fair values of the investments have been estimated using the NAV of the investment.

(i)	The Trust seeks to provide investment results that, before expenses, replicate the total return of the Standard and Poor’s (“S&P”) 500 Index.

(ii)	The Trust seeks to provide investment results that, before expenses, replicate the total return of the Morgan Stanley Capital International EAFE (Europe, Australasia and Far East) Index.

(iii)	The Trust seeks to provide investment results that, before expenses, replicate the total return of the S&P 400 Index.

(iv)	The Trust seeks to preserve principal, maintain high liquidity and earn an appropriate market return. The Trust seeks to maintain a $1.00 net asset value per unit, although achievement of the objective cannot be assured.

5. PLAN TERMINATION
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.
6. TAX STATUS
The Internal Revenue Service determined and informed the Company by a letter dated April 24, 2008, that the Plan and related trust are designed in accordance with the applicable sections of the Internal Revenue Code (“IRC”). The Plan has been amended subsequent to receiving the determination letter. The Company and Plan management continue to believe that the Plan is designed and is currently being operated in compliance with applicable requirements of the IRC.
7. RELATED PARTY TRANSACTIONS
Certain Plan investments are shares of the Company’s common stock. The Company is the Plan Sponsor and therefore qualifies as a related party. At December 31, 2010 and 2009, the Plan held an investment of 1,164,519 and 1,299,799 shares, respectively, of common stock. The fair value of the Company’s common stock held by the fund at December 31, 2010 and 2009 was $24,606,287 and $23,955,294. For the fiscal year ended December 31, 2010, the Plan sold 122,271 shares of the Company’s common stock with proceeds of $2,277,968 and distributed 13,536 in-kind shares with a market value of $264,711. For the fiscal year ended December 31, 2009, the Plan purchased 38,102 shares with a market value of $381,942, sold 91,746 shares of the Company’s common stock with proceeds of $1,556,008 and distributed 1,598 in-kind shares with a market value of $18,179.
Certain Plan investments are shares of mutual funds managed by the Trustee, as defined by the Plan, and these transactions qualify as exempt party-in-interest transactions.

SUPPLEMENTAL SCHEDULE

MYLAN PROFIT SHARING 401(K) PLAN
SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
EIN 25-1211621, PLAN 001
DECEMBER 31, 2010

	Identity of Issue,
	Borrower, Lessor, or	Description of Investment Including Maturity Date,	Current
	Similar Party	Rate of Interest, Collateral, Par, or Maturity Value	Value
*	Merrill Lynch	ML Mid Cap Index Trust Tier II	5,521,827
*	Merrill Lynch	ML Equity Index Trust Tier 10	22,709,922
*	Merrill Lynch	ML International Index Trust Tier II	2,884,138
*	Merrill Lynch	ML Retirement Preservation Trust	57,735,570
	Vangaurd	Vanguard Total Bond Market Index Fund	3,156,120
	PIMCO	PIMCO Total Return Fund	29,219,048
	Columbia	Columbia Small Cap Value Fund I	21,699,213
	MFS Instl	MFS Institutional International Equity Fund	35,508,168
	Eaton Vance	Eaton Vance Large Cap Value Fund	25,670,082
	Alliancebernstein	Alliancebernstein Small Cap Growth Fund	28,291,502
	JP Morgan	JP Morgan Smart Retirement 2015 Fund	704,137
	JP Morgan	JP Morgan Smart Retirement Income	1,758,181
	JP Morgan	JP Morgan Smart Retirement 2030 Fund	3,842,859
	JP Morgan	JP Morgam Smart Retirement 2010 Fund	1,411,638
	JP Morgan	JP Morgan Smart Retirement 2020 Fund	3,240,950
	JP Morgan	JP Morgan Smart Retirement 2040 Fund	3,495,308
	JP Morgan	JP Morgan Smart Retirement 2025 Fund	3,106,615
	JP Morgan	JP Morgan Smart Retirement 2045 Fund	2,172,659
	JP Morgan	JP Morgan Smart Retirement 2050 Fund	1,429,190
	JP Morgan	JP Morgan Smart Retirement 2035 Fund	2,816,178
	Rainier	Rainier Large Cap Equity Portfolio Fund	14,792,588
*	Merrill Lynch	Merrill Lynch Cash and Cash Equivalents, Pending Settlement Fund	329,141
*	Mylan Inc.	Common Stock	24,606,287

		Total Investments — At fair value	$296,101,321

*	Party-in-interest

SIGNATURES
     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MYLAN PROFIT SHARING 401(K) PLAN
/s/ Patricia A. Lang
Patricia A. Lang, Plan Administrator

June 24, 2011